                                                                    EXHIBIT 99.1



--------------------------------------------------------------------------------
[TELKOM LOGO]                            INFO MEMO

                                                         No.: 468/PR110/UHI/2002
                                                         Date: November 14, 2002
--------------------------------------------------------------------------------
This document contains certain financial conditions and results of operation, and may also contain certain projections, plans, strategies, and objectives of the Company, which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements, by their nature, involve risk and uncertainty that could cause actual results and development to differ materially from those expressed or implied in these statements. TELKOM do not guarantee that any action, which should have been taken in reliance on this document will bring specific results as expected.
--------------------------------------------------------------------------------


                       PT. TELEKOMUNIKASI INDONESIA, TBK.
                   ANNOUNCEMENT OF THIRD QUARTER 2002 RESULTS
    CONSOLIDATED NET INCOME FOR NINE THE MONTHS OF 2002 WAS RP 7.57 TRILLION
                               (OR 107.76% GROWTH)
--------------------------------------------------------------------------------

Jakarta, November 14, 2002 - PT Telekomunikasi Indonesia, Tbk. (NYSE:TLK; LSE:TKID; JSX:TLKM) ("TELKOM"/"the Company"), today announced its unaudited consolidated financial statements and operational results for the nine months, 2002. The consolidated financial statements includes PT Telekomunikasi Seluler ("Telkomsel", 65.00%); PT Dayamitra Telekomunikasi ("Dayamitra": 90.32%); PT Pramindo Ikat Nusantara ("Pramindo": 30.00%); PT Indonusa Telemedia ("Indonusa":
57.50%); PT Infomedia Nusantara ("Infomedia": 51.00%); and PT Graha Sarana Duta ("GSD": 99.99%). All figures in this report are prepared in accordance with Generally Accepted Accounting Principles in Indonesia (Indonesian GAAP).


CONVERSION RATE
For the purpose of convenient translations, unless otherwise specified, the report uses a conversion rate of Rp 9,195 to U.S.$1.00 as recorded on November 8, 2002 at 04:00 p.m. and the rates applied to assets and liabilities were the buying and selling rates of Rp 8,975 and Rp 8,995 to US$1.00 on September 30, 2002 at 04:00 p.m. quoted from Reuters.


DEFINITION:
Beginning the third quarter 2002, TELKOM Regions consist of Regional Division II and V, and KSO Regions controlled by TELKOM, namely KSO I and VI, excludes KSO-III, IV and VII.


ACCOUNTING POLICY
- TELKOM consolidates subsidiaries in which it significantly controls the subsidiaries. The subsidiaries' accounts are then reclassified to meet with TELKOM accounts.
- According to the agreement with Pramindo's shareholders, TELKOM holds 30% interests in Pramindo. However, TELKOM fully controls management of Pramindo. Therefore, beginning in the third quarter of 2002, TELKOM consolidates Pramindo into its financial statements.
- Beginning in this quarter the Company classifies leased line revenue, satellite transponder, and non switch revenue into Network account. The Company also classifies revenues generated from multimedia, ISDN, and VoIP into Data and Internet account.
- Pursuant to the Indonesian Accounting Standard, the Company restated tax expense resulted from cross ownership transactions with Indosat particularly the sale of shares in PT Satelindo and PT Lintasarta in 2001, to be the deduction of difference in value of restructuring transactions between entities under common control (Equity account on the balance sheets).


INCOME AND EARNINGS
For the nine months of 2002 the Company reported Earnings Per Share (EPS) of Rp
750.84 (US$0.08) or Rp 15,016.78 (US$1.63) per ADS on Net Income of Rp 7,568.46
billion (US$823,11 million), representing an increase of 107.76% compared to the EPS for the comparable period of 2001. Contributing to the growth of Net Income were mainly capital gain resulted from the sale of 12.72% shares in Telkomsel to SingTel amounting Rp. 3,196.38 billion, the increase in cellular revenues, interconnection revenues, gain on exchange rate, as well as consolidation of KSO-I's fixed-line revenues.

Total consolidated operating revenues grew by 34.7%, from Rp 11,598.69 billion (US$1,261 million) in the nine month of 2001 to Rp 15,623.22 billion (US$1,699 million) in the comparable period of 2002. Total consolidated operating expenses grew by 33.9% from Rp 5,935.91 billion (US$645.56 million) in the nine months of 2001 to Rp 7,950.28 billion (US$864.63 million) in the comparable period of 2002. These resulted in a 35.5% increase in consolidated operating income from Rp 5,662.79 billion (US$615.85 million) in the nine month of 2001 to Rp 7,672.94 billion (US$834.47 million) in comparable period of 2002.

EBITDA (consolidated) grew by 32.3% from Rp 7,741.73 billion (US$841.95 million) for the nine month of 2001 to Rp 10,238.83 billion (US$1,113 million) in the comparable period of 2002. Consolidated EBITDA Margin decreased from 66.75% in the nine month of 2001 to 65.54% for the comparable period of 2002. EBITDA (TELKOM alone) was Rp 6,116.21 billion (US$665.17 million), increased by 17.02% compared to EBITDA as of September
30, 2001.


LONG-TERM DEBT (CONSOLIDATED)
The breakdown of total portfolio (including current maturities) in original currencies and their Rupiah equivalents as of September 30, 2002 is as follows:

                           ORIGINAL      RUPIAH
                          CURRENCIES   EQUIVALENT      %
  CURRENCIES     YEARS    (MILLIONS)   (BILLIONS)
-----------------------------------------------------------
IDR/Rupiah *)     2001      4,425.59     4,425.59    38.88
                  2002      5,232.41     5,232.41    38.22
-----------------------------------------------------------
US Dollar         2001        571.67     5,289.81    46.47
                  2002        766.86     6,901.21    50.41
-----------------------------------------------------------
Japanese Yen      2001     17,378.25     1,416.95    12.45
                  2002     18,193.00     1,345,16     9.82
-----------------------------------------------------------
French Franc      2001        135.58       184.04     1.62
                  2002        130.01       157.43     1.15
-----------------------------------------------------------
Netherlands       2001         16.74        67.67     0.59
Guilder           2002         15.25        54.98     0.40
-----------------------------------------------------------
Total             2001                  11,384.07   100.00
                  2002                  13,691.19   100.00
-----------------------------------------------------------

*) in billions

As of September 30, 2002, 38.22% of the total consolidated loan portfolio was denominated in Rupiah and 61.78% was denominated in foreign currencies, whereas in the same period of 2001, 38.88% of TELKOM's loan portfolio (unconsolidated) was denominated in Rupiah and 61.12% was in foreign currencies.


TELKOM'S LONG-TERM DEBT (AS AN INDIVIDUAL ENTITY)
The breakdown of total TELKOM portfolio (as an individual entity / unconsolidated, including current maturities) in original currencies and their Rupiah equivalents as of September 30, 2002 is as follows:

                           ORIGINAL      RUPIAH
                          CURRENCIES   EQUIVALENT      %
  CURRENCIES     YEARS    (MILLIONS)   (BILLIONS)
-----------------------------------------------------------
IDR/Rupiah *)     2001      4,237.99     4,237.99    39.98
                  2002      4,722.66     4,722.66    41.85
-----------------------------------------------------------
US Dollar         2001        483.21     4,694.36    44.28
                  2002        556.40     5,004.85    44.37
-----------------------------------------------------------
Japanese Yen      2001     17,378.25     1,416.95    13.35
                  2002     18,193.00     1,345,16    11.92
-----------------------------------------------------------
French Franc      2001        135.58       184.04     1.74
                  2002        130.01       157.43     1.40
-----------------------------------------------------------
Netherlands       2001         16.74        67.67     0.64
Guilder           2002         15.25        54.98     0.49
-----------------------------------------------------------
Total             2001                  10,601.01   100.00
                  2002                  11,285.08   100.00
-----------------------------------------------------------

*) in billions

As of September 30, 2002, 41.85% of the total loan portfolio (TELKOM only) was denominated in Rupiah and 58.15% was denominated in foreign currencies, whereas in the same period of 2001, 39.98% was denominated in Rupiah and 60.02% was in foreign currencies.

TELKOM hedges its foreign currencies exposures through time deposit placement, mainly in US Dollar. As of September 30, 2002, the Company's deposit was US$365.75 million, overing approximately 58.63% of all obligations in foreign currencies from October 1, 2002 to September 30, 2003.


CAPEX
TELKOM (unconsolidated)
Total TELKOM CAPEX for the year 2002 is estimated of Rp 2,190.59 billion, consists of 58.95% on infrastructures, 35.04% on phone, view, internet, and services, and 6.01% on supporting facilities.

By September 30, 2002, CAPEX spent was Rp 930.66 billion. Out of this amount, approximately Rp 700.79 billion was spent for infrastructure development, Rp
170.83 billion for phone, view, internet, and services, and the remaining Rp
59.04 billion was for supporting facilities.

During the nine moths of 2002, the Company completed an installation of 263,906 new lines of outside plant (access network).


Telkomsel
Telkomsel budgeted U.S.$500 million Capex for the year 2002. During the nine moths of 2002, Telkomsel invested Rp 3,485 billion for network infrastructures and other investments. A number of 1,044 new BTSs and 10,135 TRXs were installed and 3,635,000 subscribers capacity were added during the period.


FIXED LINES IN SERVICE
As of September 30, 2002, TELKOM and all KSO Units recorded 7,632,556 fixed lines in service, consisting of 5,618,953 lines in service in TELKOM Regions, while 2,013,603 lines in service were in KSO Regions (KSO-III, IV and VII).

Net additional lines in service during the nine months of 2002 were 413,618 lines, which was 5.55% lower than the additional 437,923 lines during the comparable period of 2001. Of the net additional lines in service, 341,242 were added in TELKOM Regions and 72,376 were in KSO Regions.

During the nine months of 2002, 146,530 subscribers cancelled their lines, 22.34% higher compared to 119,773 subscribers line cancellation in the comparable period of 2001. Of these, 117,417 lines were in TELKOM Regions and 29,113 lines were in the KSO regions. The cancellation consisted of 41,174 business subscribers or 28.10%; 104,839 residential subscribers or 71.55%, and 517 social subscribers or 0.35%.

For the Operational Performance of the nine months of 2002, please refer to Table 2.


CELLULAR SERVICES
As of September 30, 2002, the total number of active cellular subscribers of TELKOM's associated companies was 5,114,491. The breakdown for each operator is as follows:

------------------------------------------------------------
      OPERATOR,
  AND TELKOM'S % OF       SEP. 30,    SEP. 30,      GROWTH
      OWNERSHIP             2001        2002          (%)
------------------------------------------------------------
TELKOMSEL (65*)           2,562,881   4,996,443      94.95
------------------------------------------------------------
KOMSELINDO (35)              53,150      40,653     -23.51
------------------------------------------------------------
METROSEL (20.17)             66,882      59,952     -10.36
------------------------------------------------------------
MOBISEL (25.00)              10,905       7,543     -30.83
------------------------------------------------------------
TELESERA (100.00)             9,644       9,900       2.65
------------------------------------------------------------
TOTAL                     2,703,462   5,114,491      89.18
------------------------------------------------------------

*) TELKOMsel's prepaid subscribers: 81%

ARPU: Postpaid: Rp 297,000; total subs.: 937,515.
      Prepaid: Rp 104,000;; total subs 4,058,928.
      Blended: Rp 148,000; total subs 4,996,443


DATA AND INTERNET SERVICES
By end of September 2002, total PSTN customers accessing TELKOMNet Instant were on average 290,111 telephone subscribers line per month with 70.18% growth compared to the comparable period of last year. While TELKOMSave users were on average 43,894 telephone subscribers per month with 24.89% growth for the last nine months.

Key performance Indicator for the above services are as follows:

-------------------------------------------------------------
KEY PERFORMANCE INDICATOR      TELKOMNET        TELKOMSAVE &
                                INSTANT         TELKOMGLOBAL
-------------------------------------------------------------
BY JUNE 30, 2002
-------------------------------------------------------------
ARPU (Rp)                          52,596             51,063
-------------------------------------------------------------
User/Telephone
 Subs.Line/month (%)                 4.06               0.23
-------------------------------------------------------------
Total access (usage)
 (minutes)                    817,874,756         10,311,512
-------------------------------------------------------------
Minutes access (usage) per
 month (million)                      136               1.00
-------------------------------------------------------------
BY SEP 30, 2002
-------------------------------------------------------------
ARPU (Rp)                          60,270             88,261
-------------------------------------------------------------
User/Telephone
 Subs.Line/month (%)                 4.11               0.41
-------------------------------------------------------------
Total access (usage)
 (minutes)                  1,268,430,167         19,070,329
-------------------------------------------------------------
Minutes access (usage) per
 month (million)                      141               1.31
-------------------------------------------------------------
GROWTH
JUN TO SEP 2002
-------------------------------------------------------------
ARPU (Rp)                            14.6               72.8
-------------------------------------------------------------
User/Telephone
 Subs.Line/month (%)                  1.4               75.4
-------------------------------------------------------------
Total access (usage)
 (minutes)                           55.1               84.9
-------------------------------------------------------------
Minutes access (usage) per
 month (million)                      3.4               31.3
-------------------------------------------------------------

TELKOMGlobal - 017 and TELKOMSave are delivered for International call services using VoIP technology, Access to the service is available either from fixed telephone or mobile, The services allow subscribers access into 253 destination points.

The features of both services are figured as follows:

------------------------------------------------------------
        ITEM             TELKOMGLOBAL        TELKOMSAVE
------------------------------------------------------------
Tariff                60% of Conv.IDD     40% of Conv.IDD
------------------------------------------------------------
Dial                  One Stage           Two Stage
------------------------------------------------------------
Quality/Technology    Premium VoIP        Standard VoIP
------------------------------------------------------------


HUMAN RESOURCES
As of September 30, 2002 TELKOM employed 34,748 persons consisting of 24,601 persons in TELKOM Regions and 10,147 persons in the KSO Regions. Productivity per employee as measured by the number of fixed lines in service per employee as at September 30, 2002 was 219.65 while as at September 30, 2001 was 189.55.

During the nine months of 2002, TELKOM employees completed an average of 8.66 training days per employee. For the year 2002, the Company targeted an average of 10 training days per employee.


RECENT DEVELOPMENTS

TARIFF ADJUSTMENT PROPOSAL
TELKOM has recently proposed an average 15% tariff increase to the Government with rebalancing scheme as follows:

     -    Increase in local tariff of 33.33%;
     -    Decrease in long distance of 3.97%;
     -    Increase in monthly subscription of 31.10%.


TELKOM-2 SATELLITE LAUNCHING SERVICES
On November 8, 2002 TELKOM signed a US$62.9 million contract with Arianespace S.A. ("Ariane") to provide launching services for TELKOM-2 satellite.

The schedule of payments to are as follows:

     -    43.7% or US$27.50 million will be paid at beginning of 2004;
     -    14.3% or US$9.00 million in first quarter of 2004;
     -    31.8% or US$20.00 million in second quarter 2004; and,
     -    10.2% or US$6.38 million in third quarter 2004.

The contract covers the cost of the launching, financing, and guarantees. TELKOM-2 satellite is scheduled to be launched sometime between November 1st, 2004 and January 31st, 2005.

CONTRACT ON TELKOM-2 SATELLITE CONSTRUCTION
TELKOM has signed a contract with Orbital Sciences Corporation ("Orbital"), a US company which develops and manufactures affordable space systems for commercial, civil government and military customer, to develop TELKOM-2 satellite. TELKOM-2 satellite is a geosynchronous communication satellite, manufactured based on Orbital's state-of-the-art STAR-2 platform, costing approximately US$73 million to replace TELKOM's existing Palapa B-4 satellite due to its operational expiration in late 2004.

TELKOM-2 satellite has a capacity of 24 standard C-band transponders and with specification of the transponder is the same as TELKOM-1 satellite.

TELKOM-2 satellite will be designed for a 15 years in-orbit life with an expansion of its coverage area of Asian region and Indian subcontinent in addition to its current Indonesian capacity. The satellite has a high reliability to fulfill voice, video and data communications to support TELKOM's national as well as regional communication network.

The Satellite will be launched into geo-synchronous orbit at 22,300 miles above the earth, at 118 degrees east longitude.


CONTRACT WITH SAMSUNG ELECTRONICS CO. ON CDMA
On October 9, 2002 TELKOM signed a contract to develop fixed-wireless telephone systems consisting of 40,000 lines and 16 Base Transceiver Stations ("BTS") with Samsung Electronics Co., with a total amount of US$14.7 million.

The project will use CDMA2000-1X technology at frequency 825 - 830 MHz, covering Base Subscriber Station ("BSS") in the cities of Surabaya for 25,000 lines and 10 BTSs, Denpasar for 10,000 lines and 4 BTSs, and Balikpapan for 5,000 lines and 2 BTSs.

Phase-1 of the project of 5,000 lines for Surabaya is estimated to complete by end of November 2002, and phase-2 of the project is estimated to complete by end of December 2002 covering Surabaya (20,000 lines), Denpasar (10,000 lines), and Balikpapan (5,000 lines).

The contract is part of the development of Packet-2 CDMA Project, totalling 802,000 lines referred to as Master Partnership Agreement - Packet-2 CDMA.

The development of fixed-wireless telephone using CDMA technology will reduce the capital expenditures per line. During the first six month of 2002, Average Revenue per User ("ARPU") of fixed-line in Indonesia was Rp 172,760,-


TELKOM'S NEW FEATURE SERVICE
TELKOM is developing a feature of short message service (SMS) available on fixed-phone service. The feature will be launched commercially in the near future.

Bandung, November 14, 2002



/s/ Setiawan Sulistyono
--------------------------------
SETIAWAN SULISTYONO
HEAD OF INVESTOR RELATIONS UNIT

       PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA, TBK.
                                 BALANCE SHEETS
                          SEPTEMBER 30, 2001 AND 2002
              (In Millions of Rupiah and Thousands of U.S. Dollar)

                                                                                  Consolidated                       Unconsld.
 A S S E T S                                                           2001                     2002                   2002
                                                                    (Restated)
                                                                    ----------------------------------------------------------
                                                                        Rp              Rp             U.S. $
------------------------------------------------------------------------------------------------------------------------------
CURRENT ASSETS
 Cash and cash equivalents                                           2,557,967       7,378,883         802,489       5,250,467
 Short-term investments - net                                          519,906         565,682          61,521         565,682

  SUB TOTAL                                                          3,177,873       7,944,666         864,020       5,816,149

 Trade accounts receivables
  Related parties - net of allowance for doubtful                    1,103,811       1,399,127         152,162       1,438,016
   accounts of Rp209,998 million in 2001 and Rp519,483
   million in 2002
  Third parties - net of allowance for doubtful                      1,326,771       1,908,851         207,597       1,077,367
   accounts of Rp289,052 million in 2001 and Rp331,148
   million in 2002

  SUB TOTAL                                                          2,530,582       2,307,978         570,834       2,515,383

 Other account receivable - net of allowance for doubtful              206,830         166,849          18,146         767,517
  accounts of Rp26,264 million in 2001 and Rp31,216
  million in 2002
 Inventories - net of allowance for obsolescence of                    184,702         230,386          25,055          75,551
  Rp33,188 million in 2001 and Rp56,642 million in 2002
 Prepaid expenses                                                      284,202         542,306          58,978         301,538
 Sinking fund                                                                -         111,062          12,079               -

 TOTAL CURRENT ASSETS                                                6,184,189      12,303,146       1,338,028       9,476,139

NON CURRENT ASSETS
 Long-term investments-net                                             181,284         104,348          11,348       4,925,902
 Property, plant and equipment - net of accumulated
  depreciation of Rp15,283,178 million in 2001 and
  Rp18,870,782 million in 2002                                      21,824,990      25,890,299       2,815,693      15,345,840

 Property, plant and equipment under revenue-sharing
  Arrangements - net of accumulated depreciation of Rp 827,883
  million in 2001 and Rp901,671 million in 2002                        469,391         388,181          42,217         388,181
 Advances and other noncurrent assets                                  669,804         998,996         108,646         745,437
 Intangible assets                                                   1,559,713       2,163,862         235,330       2,163,862
 Advances payment for investment in shares of stock                      8,238         268,101          29,157         268,101
 Escrow accounts                                                       143,691         129,292          14,061         129,292
 Property not used in operations                                         6,994           6,446             701           6,446
 TOTAL NONCURRENT ASSETS                                            24,864,105      29,949,525       3,257,153      23,973,062

TOTAL ASSETS                                                        31,048,294      42,252,671       4,595,181      33,449,201

Note: Year 2001 (restated) does not include the consolidation of Pramindo and KSO-I Unit.

        PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA, TBK.
                                 BALANCE SHEETS
                           SEPTEMBER 30, 2001 AND 2002
     (In Millions of Rupiah and Thousands of U.S. Dollar, except Share Data)

------------------------------------------------------------------------------------------------------------------------
                                                                    2001                   2002
                                                                 ----------------------------------------
                                                                 (Restated)                                    UNCONSOL.
------------------------------------------------------------------------------------------------------------------------
LIABILITIES AND EQUITY                                               Rp             Rp            U.S.$          2002
------------------------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES
 Trade accounts payable
  Related parties                                                   620,126      1,162,709        126,450        828,212
  Third parties                                                     764,871      1,783,909        194,009        746,779
 Other accounts payable                                              61,277        125,707         13,671        103,155
 Liability for cross-ownership transactions                       2,259,313        389,167         42,324        389,167
 Taxes payable                                                    1,771,307      1,459,605        158,739      1,079,793
 Dividend payable                                                   572,668        667,866         72,634        542,760
 Accrued expenses                                                 1,234,110      1,516,889        164,969      1,262,264
 Unearned income                                                    245,375        528,985         57,530         67,548
 Advances from customers and suppliers                              159,102        836,434         90,966        776,511
 Current maturities of long-term liabilities                      1,528,463      2,821,110        306,809      2,142,109
TOTAL CURRENT LIABILITIES                                         9,216,612     11,292,381      1,228,101      7,739,319
NONCURRENT LIABILITIES
 Deferred tax liabilities - net                                   1,679,420      1,971,291        214,387      1,577,210
 Unearned income under revenue-sharing arrangements                 242,964        180,202         19,598        180,202
 Unearned initial investor payment
  under joint operation scheme                                      141,981         67,453          7,336        126,632
 Long-term debts - net of current maturities
  Two-step loans - related party                                  8,557,355      7,804,054        848,728      7,804,054
  Suppliers' credit loans                                           405,709        283,351         30,816              -
  Bridging loan                                                     113,281         81,498          8,863              -
  Liabilities for acquisition of a subsidiary                       400,533              -              -              -
  Project cost payable                                              314,625        189,876         20,650        189,876
  Bond                                                                    -      2,353,104        255,911      1,000,000
  Bank loan                                                          68,005        149,040         16,209        149,040
  Other long-term debts                                              10,407          9,150            995              -
  TOTAL LONG-TERM DEBT                                            9,869,915     10,870,073      1,182,172      9,142,970
TOTAL NONCURRENT LIABILITIES                                     11,934,280     13,089,019      1,423,493     11,027,014
MINORITY INTEREST IN NET ASSETS OF SUBSIDIARY                     1,296,195      3,188,402        346,755              -
EQUITY
 Capital stock - Rp 500 par value per series-A Dwiwarna share and series-B shares. Authorized - 1 A Dwiwarna share
  and 39,999,999,999 series-B shares
  Issued and fully paid - 1 A Dwiwarna share
  and 10,079,999,639 B shares                                     5,040,000      5,040,000        548,124      5,040,000
 Additional paid-in capital                                       1,073,333      1,073,333        116,730      1,073,333
 Difference in value of restructuring transactions between
  entities under common control                                  (7,402,343)    (7,402,343)      (805,040)    (7,402,343)
 Difference due to change of equity in associated companies         233,168        258,115         28,071        258,115
 Unrealized loss on decline in value of securities                     (242)             -              -              -
 Translation adjustment                                             173,788        179,668         19,540        179,668
 Retained earnings:
  Appropriated                                                      320,393        745,404         81,066        745,404
  Un-appropriated:                                                9,163,109     14,788,692      1,608,341     14,788,692
  TOTAL EQUITY                                                    8,601,207     14,682,869      1,596,832     14,682,869
TOTAL LIABILITIES AND EQUITY                                     31,048,294     42,252,671      4,595,181     33,449,201

        PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA, TBK.
                              STATEMENTS OF INCOME
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001 AND 2002
(In Millions of Rupiah and Thousands of U.S. Dollar, except Share and ADS Data)

---------------------------------------------------------------------------------------------------------------------
                                                                 2001
                                                              (Restated)                2002               UNCONSOLD.
                                                              -------------------------------------------------------
                                                                 Rp              Rp            U.S.$          2002
---------------------------------------------------------------------------------------------------------------------
OPERATING REVENUES
 Telephone
  Fixed phone                                                  4,743,939      6,235,286        678,117      4,342,328
  Cellular                                                     3,368,856      4,433,892        482,207              -
 Revenue under Joint Operation Scheme                          1,656,844      1,214,946        132,131      2,061,039
 Interconnection revenues                                      1,111,550      2,221,291        241,576      1,558,808
 Network                                                         286,161        224,771         24,445        407,117
 Data and Internet                                               226,220      1,073,962        116,798        388,595
 Revenues under Revenue Sharing Arrangement                      196,046        207,487         22,565        207,085
 Other telecommunications services                                 9,074         11,583          1,260          2,288
 TOTAL OPERATING REVENUES                                     11,598,690     15,623,218      1,699,099      8,967,259
OPERATING EXPENSES
 Depreciation                                                  2,078,945      2.565,886        279,052      1,627,929
 Operation, maintenance and
  telecommunications services                                  1,449,631      1,839,633        200,069        644,164
 Personnel                                                     1,356,893      2,201,959        239,474      1,465,990
 General and administrative                                      902,299      1,100,549        119,690        658,597
 Marketing                                                       148,137        242,251         26,346         82,303
 TOTAL OPERATING EXPENSES                                      5,935,905      7,950,278        864,631      4,478,983
OPERATING INCOME                                               5,662,785      7,672,940        834,468      4,488,276
OTHER INCOME (CHARGES)
 Interest income                                                 461,729        452,172         49,176        293,187
 Interest expense                                               (809,068)    (1,289,328)      (140,221)    (1,039,071)
 Loss on foreign exchange - net                                  114,267        462,987         50,352        260,118
 Equity in net income (loss) of associated companies               6,232        (10,109)        (1,099)     1,496,912
 Gain on sales of equity in Telkomsel                                  -      3,196,381        347,622      3,196,381
 Others - net                                                     94,412        282,676         30,742        111,983
OTHER INCOME (CHARGES) - NET                                    (132,428)     3,094,779        336,572      4,319,510
INCOME BEFORE TAX                                              5,530,357     10,767,719      1,171,040      8,807,786
TAX EXPENSE                                                   (1,559,322)    (2,203,628)       239,655     (1,239,329)
INCOME BEFORE MINORITY INTEREST IN NET INCOME
 INCOME OF SUBSIDIARIES                                        3,971,035      8,564,091        931,386      7,568,457
MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES                 (328,118)      (995,634)      (108,280)             -
NET INCOME                                                     3,642,917      7,568,457        823,106      7,568,457
Net income per share                                              361.40         750.84           0.08         750.84
Net income per ADS (20 series-B shares per ADS)                 7,228.01      15,016.78           1.63      15,016.78

Note: Year 2001 (restated) does not include the consolidation of Pramindo and KSO-I Unit.

                TABLE-1.A.: BREAKDOWN OF THE STATEMENT OF INCOME
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001 AND 2002

-----------------------------------------------------------------------------------------
                                                      2001          2002         GROWTH
                                                  (RP. MILLION)  (RP. MILLION)     (%)
                                 1                      2            3          4=(3-2)/2
-----------------------------------------------------------------------------------------
OPERATING REVENUES
CELLULAR                                            3,368,856     4,433,892       31.61
FIXED-PHONE
  Local                                             1,348,412     1,702,922       26.29
  Long distance                                     2,439,762     3,080,476       26.26
  Monthly Subscription charges                        804,298     1,218,938       51.55
  Installation charges                                 78,730       116,089       47.45
  Phone cards - Net                                    12,247        26,895      119.60
  Others                                               60,490        89,966       48.73
  TOTAL FIXED-PHONE REVENUES                        4,743,939     6,235,286       31.44
REVENUE UNDER JOINT OPERATION SCHEME (JOS)
  Minimum TELKOM Revenue (MTR)                      1,105,650       767,590      -30.58
  Distributable TELKOM Revenue (DTR)                  543,188       446,745      -17.75
  Amortization of Initial Investor Payments             8,006           611      -92.37
  TOTAL REVENUE UNDER JOS                           1,656,844     1,214,946      -26.67
INTERCONNECTION
  International calls                                 167,224       216,208       29.29
  Cellular                                            903,490     1,268,202       40.37
  Others                                               40,836       736,881    1,704.49
  TOTAL INTERCONNECTION REVENUES                    1,111,550     2,221,291       99.84
NETWORK
  Leased lines                                        100,832        66,730      -33.82
  Satellite transponder                               161,828       146,902       -9.22
  Non switch                                           23,501        11,139      -52.60
  TOTAL NETWORK REVENUES                              286,161       224,771      -21.45
DATA AND INTERNET
  Multimedia                                          149,817       251,166       67.65
  ISDN                                                 43,112       693,726    1,509.13
  VoIP                                                 33,291       129,070      287.70
  TOTAL DATA AND INTERNET REVENUES                    226,220     1,073,962      374.74
REVENUE UNDER REVENUE SHARING ARRANGEMENT             196,046       207,487        5.84
OTHER TELECOMMUNICATION SERVICES (OTS)
  Telex and telegram                                    9,074         3,045      -66.44
  Others                                                    -         8,538      100.00
  TOTAL OTS REVENUES                                    9,074        11,583       27.65
  TOTAL OPERATING REVENUES                         11,598,690    15,623,218       34.70
OPERATING EXPENSES
DEPRECIATION                                        2,078,945     2,565,886       23.42
OPERATION, MAINTENANCE & TEL. SERVICE
  Operation & Maintenance                             409,648       823,752      101.09
  Cost of Phone Cards                                  73,218       128,160       75.04
  Distributors and telephone kiosks'
   commissions                                        390,135             0     -100.00
  Others                                              576,630       887,721       53.95
  TOTAL O & M                                       1,449,631     1,839,633       26.90
PERSONNEL                                           1,356,893     2,201,959       62.28
GENERAL AND ADMINISTRATIVE
  Provision for Doubtful Account & Inventory
   Obsolescence                                       236,983       322,300       36.00
  Training, Education & Recruitment                   102,477       103,955        1.44
  Research, Development & Consultant                  258,772       228,818      -11.58
  Others                                              304,067       445,476       46.51
  TOTAL G & A                                         902,299     1,100,549       21.97
MARKETING                                             148,137       242,251       63.53
  TOTAL OPERATING EXPENSES                          5,935,905     7,950,278       33.94
OPERATING INCOME                                    5,662,785     7,672,940       35.50

          TABLE-1.A. (CONTINUED): BREAKDOWN OF THE STATEMENT OF INCOME

                          FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001 AND 2002
-----------------------------------------------------------------------------------------
                                                      2001           2002        GROWTH
                                                  (RP. MILLION)  (RP. MILLION)     (%)
                                 1                      2            3          4=(3-2)/2
-----------------------------------------------------------------------------------------
OPERATING INCOME                                    5,662,785     7,672,940        35.50
OTHER INCOME (CHARGE)
  Interest income                                     461,729       452,172        -2.07
  Equity in net income (loss) of associated
   companies                                            6,232       (10,109)     -262.21
  Gain (Loss) on foreign exchange - net               114,267       462,987       305.18
  Interest expense                                   (809,069)   (1,289,328)       59.36
  Gain on sales of equity in Telkomsel                      -     3,196,381       100.00
  Others                                               94,412       282,676       199.41
  TOTAL OTHER INCOME (CHARGES) - NET                 (132,429)    3,094,779     2,436.93
INCOME BEFORE TAX                                   5,530,357    10,767,719        94.70
TAX EXPENSE                                        (1,559,322)   (2,203,628)       41.32
INCOME BEFORE MINORITY INTEREST IN NET INCOME
 OF SUBSIDIARIES                                    3,971,035     8,564,091       115.66
MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES      (328,118)     (995,634)      203.44
NET INCOME                                          3,642,917     7,568,457       107.76
Net Income (Loss) per Share                            361.40        750.84       107.76
Net Income (Loss) per ADS (20 B shares per ADS)      7,228.01     15,016.78       107.76


   TABLE-1.B.: FINANCIAL RATIOS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001 & 2002
----------------------------------------------------------------------------------------
                                                       2001          2002      GROWTH(%)
                                 1                      2              3       4=(3-2)/2
----------------------------------------------------------------------------------------

Contribution of pulses to total fixed-phone
 revenue:
  Local Calls (%)                                       28.42        27.31       -1.11
  Domestic Long Distance Calls (%)                      51.43        49.40       -2.03
  Monthly subscription charges (%)                      16.95        19.55        2.59
  Installation charges (%)                               1.66         1.86        0.20
  Phone-card                                             0.26         0.43        0.17
  Others (%)                                             1.28         1.44        0.17
Contribution to total operating revenues:
  Cellular (%)                                          29.05        28.38       -0.67
  Fixed-phone (%)                                       40.90        39.91       -0.99
  Revenue under JOS (%)                                 14.28         7.78       -6.51
  Interconnection (%)                                    9.58        14.22        4.63
  Network (%)                                            2.47         1.44       -1.03
  Data dan internet (%)                                  1.95         6.87        4.92
  Revenue under RSA (%)                                  1.69         1.33       -0.36
  Other telecommunications services (%)                  0.08         0.07       -0.01
Fixed-phone revenue per average fixed-LIS/month
 (Rp000)*                                              171.96       178.20        3.63
EBITDA, consolidated (Rp million)                   7,741.730   10,238,826       32.26
EBITDA margin, consolidated (%)                         66.75        65.54       -1.21
Operating margin (%)                                    48.82        49.11       -0.29
Profit Margin (%)                                       31.41        48.44       17.03
Current ratio (%)                                       67.10       108.95       41.85
Return on Assets (%)                                    11.73        17.91        6.18
Return on Equity (%)                                    42.35        51.55        9.20
Average collection period (days)                        47.07        49.78        5.75
Average on Allowance for Bad Debt (%)                   24.68        29.53        4.85
Weighted Average Interest Rate (%)                       9.32        10.22        0.90
Total Effective Cost of Fund (%)                         9.05        14.31        5.26
Gearing (Net Debt to Equity) (%)                       210.12       111.95      -98.17

----------
*) for year 2001, TELKOM Regional Division II, V, VI; For year 2002 TELKOM
   Regional Division I, II, V, VI.

                    TABLE 2.A.: FIXED TELEPHONE LINE AS OF SEPTEMBER 30, 2001 & 2002
-------------------------------------------------------------------------------------------------------
                                                   UNIT           2001 *          2002      GROWTH (%)
                            1                       2        3a         3b         4        5=(4-3b)/3b
-------------------------------------------------------------------------------------------------------
EXCHANGE CAPACITY
  TELKOM Division *                               Lines   5,075,752  6,285,508  6,472,168     2.97
  KSO Division *                                  Lines   3,656,812  2,447,056  2,455,383     0.34
  TOTAL EXCHANGE CAP (KSO & TELKOM DIVISION)      LINES   8,732,564  8,732,564  8,927,551     2.23

INSTALLED LINES
  TELKOM Division                                 Lines   4,642,961  5,742,359  6,062,046     5.57
  KSO Division                                    Lines   3,306,291  2,206,893  2,216,290     0.43
  TOTAL INSTALLED LINES (KSO & TELKOM DIVISIONS)  LINES   7,949,252  7,949,252  8,278,336     4.14

SUBSCRIBERS - TELKOM DIVISION:
  Non PBH Subscribers:                            Lines   3,541,046  4,486,479  4,881,959     8.81
  PBH Subscribers                                 Lines     410,473    411,689    427,509     3.84
  TOTAL SUBSCRIBERS (TELKOM DIVISIONS)            LINES   3,951,519  4,898,168  5,309,468     8.40
SUBSCRIBERS - KSO DIVISION:
  Non PBH Subscribers:                            Lines   2,757,325  1,811,892  1,911,100     5.48
  PBH Subscribers                                 Lines      16,270     15,054     14,224    -5.51
  TOTAL SUBSCRIBERS (KSO DIVISION)                LINES   2,773,595  1,826,946  1,925,324     5.38
SUBSCRIBERS - TELKOM & KSO DIVISION
  Non PBH Subscribers:                            Lines   6,298,371  6,298,371  6,793,059     7.85
  PBH Subscribers                                 Lines     426,743    426,743    441,733     3.51
  TOTAL SUBSCRIBERS (TELKOM & KSO DIVISION)       LINES   6,725,114  6,725,114  7,234,792     7.58
PUBLIC PHONE - TELKOM DIVISION:
  Coin-phone                                      Lines      55,167     63,385     56,697   -10.55
  Card-phone                                      Lines      45,605     48,070     46,106    -4.09
    TOTAL PAYPHONE                                LINES     100,772    111,455    102,803    -7.76
  Wartel                                          Lines     157,561    175,657    206,682    17.66
    TOTAL PUBLIC PHONE TELKOM DIVISION            LINES     258,333    287,112    309,485     7.79
PUBLIC PHONE - KSO DIVISION:
  Coin-phone                                      Lines      34,580     26,362     23,355   -11.41
  Card-phone                                      Lines      14,763     12,298      9,756   -20.67
  TOTAL PAYPHONE                                  LINES      49,343     38,660     33,111   -14.35
  Wartel                                          Lines      67,738     49,642     55,168    11.13
  TOTAL PUBLIC PHONE KSO DIVISION                 LINES     117,081     88,302     88,279    -0.03
PUBLIC PHONE (TELKOM & KSO DIVISION)
  Coin-phone                                      Lines      89,747     89,747     80,052   -10.80
  Card-phone                                      Lines      60,368     60,368     55,862    -7.46
  TOTAL PAYPHONE                                  LINES     150,115    150,115    135,914    -9.46
  Wartel/Kiosk/TUT                                Lines     225,299    225,299    261,850    16.22
  TOTAL PUBLIC PHONE (TELKOM & KSO DIVISION)      LINES     375,414    375,414    397,764     5.95
LINES IN SERVICE
  TELKOM Division                                 Lines   4,209,852  5,185,280  5,618,953     8.36
  KSO Division                                    Lines   2,890,676  1,915,248  2,013,603     5.14
  TOTAL LINES IN SERVICE (TELKOM & KSO DIVISION)  LINES   7,100,528  7,100,528  7,632,556     7.49

---------

*)

        COLUMN 3A                   COLUMN 3B               COLUMN 4
TELKOM DIVISION INCLUDES:   TELKOM DIVISION INCLUDES:   TELKOM DIVISION INCLUDES:
-------------------------   -------------------------  --------------------------
Regional Division-II        Regional Division-I        Regional Division-I
 Jakarta                    Sumatera                   Sumatera
Regional Division-V East    Regional Division-II       Regional Division-II
 Java                       Jakarta                    Jakarta
Regional Division-VI        Regional Division-V East   Regional Division-V
 Kalimantan                 Java                       East Java
                            Regional Division-VI       Regional Division-VI
                            Kalimantan                 Kalimantan

             TABLE 2.B.: PULSE PRODUCTION FOR THE NINE MONTHS ENDED
                            SEPTEMBER 30, 2001 & 2002

-------------------------------------------------------------------------------------------------------------------------
                                                     UNIT                 2001 *                   2002       GROWTH (%)
                          1                           2            3a               3b              4         5=(4-3b)/3b
-------------------------------------------------------------------------------------------------------------------------
  PULSE PRODUCTION:
  SUBSCRIBERS - TELKOM DIVISION :
       Non-PBH Subscribers                        Pulses      22,762,372,804  29,091,396,490  30,372,961,436      4.41
       PBH Subscribers                            Pulses       2,937,191,264   2,953,364,221   3,005,280,260      1.76
       TOTAL PULSE PRODUCTION - TELKOM DIVISION   PULSES      25,699,564,068  32,044,760,711  33,378,241,696      4.16
  SUBSCRIBERS - KSO DIVISION :
       Non-PBH Subscribers                        Pulses      17,635,283,653  11,306,259,967  12,587,629,184     11.33
       PBH Subscribers                            Pulses         113,021,390      96,848,433      89,723,296     -7.36
       TOTAL PULSE PRODUCTION - KSO DIVISION      PULSES      17,748,305,043  11,403,108,400  12,677,352,480     11.17
  SUBSCRIBERS (TELKOM & KSO DIVISION)
       Non-PBH Subscribers                        Pulses      40,397,656,457  40,397,656,457  42,960,590,619      6.34
       PBH Subscribers                            Pulses       3,050,212,654   3,050,212,654   3,095,003,556      1.47
       TOTAL PULSE PRODUCTION - KSO & TELKOM      PULSES      43,447,869,111  43,447,869,111  46,055,594,176      6.00
        DIVISION
  PUBLIC PHONES - TELKOM DIVISION
       Coin                                       Pulses         391,339,094     465,019,705     362,208,034    -22.11
       Card-phone                                 Pulses         164,787,577     179,390,081      94,039,638    -47.58
       Wartel                                     Pulses       6,796,155,515   9,270,569,641   8,898,246,086     -4.02
       TOTAL PUBLIC PHONE - TELKOM DIVISION       PULSES       7,352,282,186   9,914,979,427   9,354,493,757     -5.65
  PUBLIC PHONES - KSO DIVISION
       Coin                                       Pulses         283,492,861     209,812,250     150,870,463    -28.09
       Card-phone                                 Pulses         103,076,577      88,474,073      28,865,712    -67.37
       Wartel                                     Pulses       7,478,542,360   5,004,128,234   4,928,690,826     -1.55
       TOTAL PUBLIC PHONE - KSO DIVISION          PULSES       7,865,111,798   5,302,414,557   5,106,427,001     -3.70
  PUBLIC PHONES - TELKOM & KSO DIVISION
       Coin                                       Pulses         674,831,955     674,831,955     513,078,497    -23.97
       Card-phone                                 Pulses         267,864,154     267,864,154     122,905,350    -54.12
       Wartel                                     Pulses      14,274,697,875  14,274,697,875  13,824,936,912     -3.15
       TOTAL PUBLIC PHONE - TELKOM & KSO DIVISION PULSES      15,217,393,984  15,217,393,984  14,460,920,758     -4.97
  LINES IN SERVICE- PRODUCTION
       TELKOM Division                            Pulses      33,051,846,254  41,959,740,138  42,732,735,453      1.84
       KSO Division                               Pulses      25,613,416,841  16,705,522,957  17,783,779,481      6.45
       TOTAL LIS'S PULSE PRODUCTION (TELKOM&KSO   PULSES      58,665,263,095  58,665,263,095  60,516,514,934      3.16
        DIV.)
  PULSES PER AVERAGE SUBSCRIBER LINE
       TELKOM Division                            Pulses/line          6,731           6,779           6,486     -4.33
       KSO Division                               Pulses/line          6,566           6,355           6,711      5.60
       PULSES PER AVRG. SUBSCR. LINE (TELKOM&KSO) Pulses/line          6,663           6,663           6,546     -1.75
  PULSES PER AVERAGE LIS
       TELKOM Division                            Pulses/line          8,138           8,395           7,843     -6.58
       KSO Division                               Pulses/line          9,083           8,869           8,993      1.40
       PULSES PER AVERAGE LIS (TELKOM&KSO)        PULSES/LINE          8,525           8,525           8,150     -4.40

                  *)

               -------------------------------------------------------------------------------------------------
                          COLUMN 3A                        COLUMN 3B                        COLUMN 4
               -------------------------------------------------------------------------------------------------
                  TELKOM DIVISION INCLUDES:        TELKOM DIVISION INCLUDES:       TELKOM DIVISION INCLUDES:
               -------------------------------------------------------------------------------------------------
               Regional Division-II Jakarta      Regional Division-I Sumatera    Regional Division-I Sumatera
               -------------------------------------------------------------------------------------------------
               Regional Division-V East Java     Regional Division-II Jakarta    Regional Division-II Jakarta
               -------------------------------------------------------------------------------------------------
               Regional Division-VI Kalimantan   Regional Division-V East Java   Regional Division-V East Java
               -------------------------------------------------------------------------------------------------
                                                 Regional Division-VI            Regional Division-VI
                                                 Kalimantan                      Kalimantan
               -------------------------------------------------------------------------------------------------

          TABLE-2.C.: OPERATIONAL RATIO AS AT SEPTEMBER 30, 2001 & 2002

------------------------------------------------------------------------------------------------------------------------
         FIXED-LINE PHONE                                 UNIT                   2001                  2002   GROWTH (%)
                 1                                         2                3a            3b            4      5=(4-3b)
------------------------------------------------------------------------------------------------------------------------
         SUBSCRIBER MIX - TELKOM DIVISION
              Business                                   Percent           19.52         18.80        19.40      0.60
              Residential                                Percent           80.26         80.95        80.39     -0.57
              Social                                     Percent            0.22          0.25         0.21     -0.04
         SUBSCRIBER MIX - KSO DIVISION
              Business                                   Percent           15.31         15.06        15.45      0.39
              Residential                                Percent           84.26         84.47        84.10     -0.37
              Social                                     Percent            0.43          0.47         0.45     -0.02
         SUBSCRIBER MIX - TELKOM & KSO DIVISION
              Business                                   Percent           17.78         17.78        18.35      0.57
              Residential                                Percent           81.91         81.91        81.38     -0.53
              Social                                     Percent            0.31          0.31         0.27     -0.04
         PULSES (LOCAL & DLD), SUBSCRIBER (TELKOM & KSO)
              Local                                      Percent           34.71         34.71        32.39     -2.32
              DLD                                        Percent           65.29         65.29        67.61      2.32
         UTILIZATION RATE (LIS/IL)
              TELKOM Division                            Percent           90.67         90.30        92.69      2.39
              KSO Division                               Percent           87.43         86.78        90.85      4.07
              UTILIZATION RATE (TELKOM & KSO DIVISION)   PERCENT           89.32         89.32        92.20      2.88
         OCCUPANCY RATE (TELKOM & KSO DIVISION)
              TELKOM Division                            Percent           83.52         83.11        87.39      4.28
              KSO Division                               Percent           79.78         78.99        82.80      3.81
         TOTAL OCCUPANCY RATE (TELKOM & KSO DIVISION)    PERCENT           81.95         81.95        86.13      4.17
         CALL COMPLETION RATE (TELKOM & KSO DIVISION)
              Local                                      Percent           74.29         74.29        75.88      1.59
              Domestic Long Distance                     Percent           65.43         65.43        66.87      1.44
         EMPLOYEES
              TELKOM Division                            Persons          20,463        26,257       24,601     -6.31
              KSO Division                               Persons          16,996        11,202       10,147     -9.42
         EMPLOYEES (TELKOM & KSO DIVISION)               PERSONS          37,459        37,459       34,748     -7.24
         PRODUCTIVITY (LIS/EMPLOYEES)
              TELKOM Division                            Lines / Empl     205.73        197.48       228.40     15.66
              KSO Division                               Lines / Empl     170.08        170.97       198.44     16.07
              PRODUCTIVITY (TELKOM & KSO DIVISION)       LINES / EMPL     189.55        189.55       219.65     15.88
         DENSITY (LIS PER 100 INHABITANTS)
              TELKOM Division                            Percent            5.53          4.24         4.62      0.38
              KSO Division                               Percent            2.02          1.97         1.97      0.00
              DENSITY (TELKOM & KSO DIVISION)            PERCENT            3.24          3.24         3.41      0.17

                   *)

               -------------------------------------------------------------------------------------------------
                          COLUMN 3A                        COLUMN 3B                        COLUMN 4
               -------------------------------------------------------------------------------------------------
                  TELKOM DIVISION INCLUDES:        TELKOM DIVISION INCLUDES:       TELKOM DIVISION INCLUDES:
               -------------------------------------------------------------------------------------------------
               Regional Division-II Jakarta      Regional Division-I Sumatera    Regional Division-I Sumatera
               -------------------------------------------------------------------------------------------------
               Regional Division-V East Java     Regional Division-II Jakarta    Regional Division-II Jakarta
               -------------------------------------------------------------------------------------------------
               Regional Division-VI Kalimantan   Regional Division-V East Java   Regional Division-V East Java
               -------------------------------------------------------------------------------------------------
                                                 Regional Division-VI            Regional Division-VI
                                                 Kalimantan                      Kalimantan
               -------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
                                            KSO PERFORMANCE AS OF SEPTEMBER 30, 2002
------------------------------------------------------------------------------------------------------------------------
                                             KSO-I       KSO-III       KSO-IV       KSO-VI        KSO-VII       TOTAL
------------------------------------------------------------------------------------------------------------------------
                     (million of Rupiah)
         Minimum TELKOM Revenue              380,908     292,604       290,610      105,937       184,375    1,254,434
         Distributable TELKOM Revenue        244,559     123,677       137,248       99,390       190,108      794,982
------------------------------------------------------------------------------------------------------------------------
                                 Total       625,467     416,281       427,858      205,327       374,483    2,049,416


                  OPERATIONAL PERFORMANCE:

                  --------------------------------------------------------------------------------------------
                                                   Regional
                                                   Division      Sep. 30, 2001     Sep. 30, 2002    Growth (%)
                  --------------------------------------------------------------------------------------------
                  Exchange capacity (lines)            I             1,209,756         1,231,532         1.80
                  --------------------------------------------------------------------------------------------
                                                      II             3,187,545         3,257,210         2.19
                  --------------------------------------------------------------------------------------------
                                                      III              878,543           879,124         0.07
                  --------------------------------------------------------------------------------------------
                                                      IV               768,075           770,289         0.29
                  --------------------------------------------------------------------------------------------
                                                       V             1,504,790         1,589,185         5.61
                  --------------------------------------------------------------------------------------------
                                                      VI               383,417           394,241         2.82
                  --------------------------------------------------------------------------------------------
                                                      VII              800,438           805,970         0.69
                  --------------------------------------------------------------------------------------------
                       Total                                         8,732,564         8,927,551         2.23
                  --------------------------------------------------------------------------------------------
                  Installed lines
                  --------------------------------------------------------------------------------------------
                                                       I             1,099,398         1,174,051         6.79
                  --------------------------------------------------------------------------------------------
                                                      II             2,897,344         3,030,171         4.58
                  --------------------------------------------------------------------------------------------
                                                      III              717,200           720,506         0.46
                  --------------------------------------------------------------------------------------------
                                                      IV               732,610           725,268        -1.00
                  --------------------------------------------------------------------------------------------
                                                       V             1,398,111         1,492,836         6.78
                  --------------------------------------------------------------------------------------------
                                                      VI               347,506           364,988         5.03
                  --------------------------------------------------------------------------------------------
                                                      VII              757,083           770,516         1.77
                  --------------------------------------------------------------------------------------------
                       Total                                         7,949,252         8,278,336         4.14
                  --------------------------------------------------------------------------------------------
                  Lines in service
                  --------------------------------------------------------------------------------------------
                                                       I               975,428         1,092,786        12.03
                  --------------------------------------------------------------------------------------------
                                                      II             2,596,253         2,785,747         7.30
                  --------------------------------------------------------------------------------------------
                                                      III              642,709           665,192         3.50
                  --------------------------------------------------------------------------------------------
                                                      IV               607,545           641,110         5.52
                  --------------------------------------------------------------------------------------------
                                                       V             1,299,343         1,405,255         8.15
                  --------------------------------------------------------------------------------------------
                                                      VI               314,256           335,165         6.65
                  --------------------------------------------------------------------------------------------
                                                      VII              664,994           707,301         6.36
                  --------------------------------------------------------------------------------------------
                       Total                                         7,100,528         7,632,556         7.49
                  --------------------------------------------------------------------------------------------
                  LIS pulse production (pulses)
                  --------------------------------------------------------------------------------------------
                                                       I         8,907,893,884     9,456,751,600         6.16
                  --------------------------------------------------------------------------------------------
                                                      II        20,527,089,493    20,336,901,160        -0.93
                  --------------------------------------------------------------------------------------------
                                                      III        4,926,134,210     4,903,137,279        -0.47
                  --------------------------------------------------------------------------------------------
                                                      IV         5,055,305,411     6,028,048,440        19.24
                  --------------------------------------------------------------------------------------------
                                                       V         9,044,605,368     9,286,161,661         2.67
                  --------------------------------------------------------------------------------------------
                                                      VI         3,480,151,393     3,652,921,033         4.96
                  --------------------------------------------------------------------------------------------
                                                      VII        6,724,083,336     6,852,593,762         1.91
                  --------------------------------------------------------------------------------------------
                       Total                                    58,665,263,095    60,516,514,934         3.16
                  --------------------------------------------------------------------------------------------

     BALANCE SHEETS, INCOME STATEMENT, AND OPERATIONAL DATA OF PT TELKOMSEL

                      PT TELEKOMUNIKASI SELULAR (TELKOMSEL)
                                 BALANCE SHEETS
                           SEPTEMBER 30, 2001 AND 2002
              (In Millions of Rupiah and Thousands of U.S. Dollar)


-----------------------------------------------------------------------------------------
A S S E T S                                   2001               2002
                                          ----------   ----------------------  Growth (%)
                                               Rp           Rp         U.S.$
-----------------------------------------------------------------------------------------
CURRENT ASSETS
  Cash and cash equivalents                  410,022    1,841,948     212,399      349.23
  Trade accounts receivables                 222,125      324,026      35,239       45.88
  Accrued Income - net of allowance for
   doubtful accounts                         248,434      304,745      33,142       22.67
  Inventories - net of allowance for
   obsolescence                               44,755      114,778      12,483      156.46
  Prepaid tax and expense                     75,160      124,300      13,518       65.38
  Advances                                    89,257      169,386      18,422       89.77
  Sinking fund                                     -      111,061      12,079      100.00
TOTAL CURRENT ASSETS                       1,089,754    2,990,244     325,203      174.40
PROPERTY, PLANT AND EQUIPMENT (PPE)
  Fixed assets                             4,531,815    9,662,231   1,050,814      113.21
  Work in progress                         1,254,016      397,180      43,195      -68.33
  Accumulated depreciation                (1,291,327)  (2,070,933)   (225,224)      60.37
  TOTAL PPE. - NET                         4,494,504    7,988,478     868,785       77.74
OTHER ASSETS                                 514,593       83,965       9,132      -83.68
-----------------------------------------------------------------------------------------
TOTAL ASSETS                               6,098,851   11,062,687   1,203,120       81.39
-----------------------------------------------------------------------------------------
LIABILITIES AND EQUITY
-----------------------------------------------------------------------------------------
CURRENT LIABILITIES
  Accounts payable                           228,612      469,688      51,081      405.45
  Accrued liabilities                        430,312    1,168,882     127,121      171.64
  Taxes payable                              376,934      342,592      37,259       -9.11
  Unearned revenues                          222,221      353,443      38,439       59.05
  Dividend payable                           419,306      408,802      44,459       -2.11
  Deferred tax liabilities - net              19,999       32,453       3,529       62.27
  Current maturities of obligation under
   capital lease*                                680          855          93       25.74
  Short-term loan 1)  2)                           -      500,000      54,377      100.00
TOTAL CURRENT LIABILITIES                  1,698,064    3,276,715     356,358       92.97

 LONG-TERM LIABILITIES
  Long-term guaranteed notes payable
   (net)                                           -    1,348,577     146,664      100.00
  Obligation under capital lease - net
   of current maturities                       1,257          368          40      -70.72
  TOTAL LONG-TERM LIABILITIES                  1,257    1,348,945     146,704  107,214.64

 EQUITY
  Capital stock - Rp 1,000,000 par value
  Authorized - 650,000 shares
  Issued and fully paid - 182,570 shares     182,570      182,570      19,855        0.00
  Additional paid-in capital               1,299,625    1,504,854     163,660       15.79
  Retained earnings                        2,917,335    4,749,603     516,542       62.81
TOTAL EQUITY                               4,399,530    6,437,027     700,057       45.31
-----------------------------------------------------------------------------------------
TOTAL LIABILITIES AND EQUITY               6,098,851   11,062,687   1,203,120       81.39
-----------------------------------------------------------------------------------------

                      PT TELEKOMUNIKASI SELULAR (TELKOMSEL)
                              STATEMENTS OF INCOME
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001 AND 2002
 (In Millions of Rupiah and Thousands of U.S. Dollar, except Share and ADS Data)


--------------------------------------------------------------------------------
                                      2001              2002
                                   ---------    ---------------------     Growth
                                       Rp          Rp         U.S.$         (%)
--------------------------------------------------------------------------------
OPERATING REVENUES
  Post-paid (KartuHALO)            1,827,343    2,285,912     248,604      25.09
  Prepaid (SimPATI)                1,297,258    2,808,900     305,481     116.53
  International roaming              330,857      320,268      34,831      -3.20
  Interconnection revenues
   (out-payment)- net               (111,061)     (53,132)     (5,778)    -52.16
  TOTAL OPERATING REVENUES         3,344,397    5,361,948     583,137      60.33

OPERATING EXPENSES
  Personnel                          128,309      205,204      22,317      59.93
  Operation and maintenance          390,394      877,805      95,465     124.85
  General and administrative         186,903      220,683      24,000      18.07
  Marketing                           61,807       86,162       9,371      39.40
  Other cost of services             192,402      314,214      34,172      63.31
TOTAL OPERATING EXPENSES             959,815    1,704,068     185,326      77.54

EBITDA                             2,384,582    3,657,880     397,812      53.40
  Depreciation and amortization      346,182      677,789      73,713      95.79
EBIT                               2,038,400    2,980,091     324,099      46.20
OTHER INCOME (CHARGES)
  Interest income / expenses          34,610      (49,723)     (5,408)   -243.67
  Foreign exchange gain / loss       (27,157)     (14,367)     (1,562)    -47.10
  Others -net                        (11,578)     (26,283)     (2,858)    127.01
  OTHER INCOME (CHARGES) - NET        (4,125)     (90,373)     (9,828)  2,090.86

INCOME BEFORE TAX                  2,034,275    2,889,718     314,271      42.05
PROVISION FOR INCOME TAX             610,298      854,605      92,942      40.03
NET INCOME                         1,423,977    2,035,113     221,328      42.92


                      PT TELEKOMUNIKASI SELULAR (TELKOMSEL)
             OPERATIONAL INDICATORS AS OF SEPTEMBER 30, 2001 & 2002,
       AND FOR NET ADDITION AND ARPU THEN THE PERIOD OF NINE MONTHS ENDED

                                                                               GROWTH
                                           UNIT          2001        2002        (%)
                  1                          2            3            4          5
-----------------------------------   -------------   ---------    ---------   ------
CUSTOMER BASE
NET ADDITION

  Postpaid (KartuHALO)                Subscriber        142,569       72,304      -49
  Prepaid (SimPATI)                   Subscriber        732,973    1,672,107      128
  TOTAL                               SUBSCRIBER        875,542    1,744,411       99
CUSTOMER BASE
  Postpaid                            Subscriber        800,005      937,515       17
  Prepaid                             Subscriber      1,762,876    4,058,928      130
  TOTAL                               SUBSCRIBER      2,562,881    4,996,443       95
ARPU / MONTH
  Postpaid                            Rp (thousand)         285          297        4
  Prepaid                             Rp (thousand)         106          104       -2
  BLENDED                             RP (THOUSAND)         171          148      -13
ARPU NON VOICE / SMS / MONTH
  Postpaid                            Rp (thousand)          11           20       82

                                                                               GROWTH
                                           UNIT          2001        2002        (%)
                  1                          2            3            4          5
-----------------------------------   -------------   ---------    ---------   ------
  Prepaid                             Rp (thousand)           8           17      113
  BLENDED                             RP (THOUSAND)           9           18      100

NETWORK DATA
BTS/TRX
  Base Transceiver Station (BTS) on   Unit                1,811        3,039       68
   air
  Transit Receive Exchange (TRX) RX
   on air                             Unit               13,134       25,116       91
CAPACITY
  Home Location Register (HLR)        Subscriber      3,665,000    7,605,000      108
  Visitor Location Register (VLR)     Subscriber      2,078,000    5,455,000      163
QUALITY OF SERVICE
  Call success ratio                  %                   88.66        91.48     2.82
  Call completion ratio               %                   97.80        98.41     0.61

EMPLOYEE
  Total Employees                     Persons             2,254        2,516       12
  Efficiency (subs per employee)      Subscr/employee     1,137        1,986       75
